                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year ended June 30, 2003

                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from                to

    Commission file number 1-4802

                BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                            (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
            (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

               1 Becton Drive
         Franklin Lakes, New Jersey                             07417-1880
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)                      (ZIP CODE)

                                 (201) 847-6800
                               (TELEPHONE NUMBER)

1.  FINANCIAL STATEMENTS AND SCHEDULES.

    The following financial data for the Plan are submitted herewith:

    Report of Independent Auditors

    Statements of Net Assets Available for Benefits, as of June 30, 2003 and
    2002

    Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2003

    Notes to Financial Statements
    Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

2.1 EXHIBITS.

    See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                 Financial Statements and Supplemental Schedule

                                  June 30, 2003




                                    Contents


Report of Independent Auditors........................................................................F-1

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2003 and 2002..........................F-2
Statement of Changes in Net Assets Available for Benefits for the year ended
   June 30, 2003......................................................................................F-3
Notes to Financial Statements.........................................................................F-4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)......................................F-11


                         Report of Independent Auditors

Savings Incentive Plan Committee
Becton, Dickinson and Company

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003 and 2002, and the changes in its net assets available for benefits for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



New York, New York
December 8, 2003

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                 Statements of Net Assets Available for Benefits


                                                                                                June 30
Assets                                                                                  2003               2002
                                                                                ----------------------------------------
Investments at fair value:
   Becton, Dickinson and Company Common Stock (4,458,799
    shares and 4,798,509 shares, respectively)                                       $173,224,341       $165,323,117
   Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock
     (593,236 shares and 659,217 shares,
     respectively)                                                                    147,502,349        145,344,230
   State Street Bank and Trust Company S&P 500 Flagship
     Fund Series A                                                                    104,576,539         98,906,093
   State Street Bank and Trust Company MidCap Index Fund
     Series A                                                                          48,056,101         47,501,917
   Wells Fargo Nikko Investment Advisors Commingled Equity Fund                        34,390,812                  -
   Barclays Global Investors Balanced Fund                                                      -         30,909,235
   State Street Short-Term Investment Fund                                              2,163,881          3,071,909
   Cap Guardian International Equity Fund                                              10,243,980          8,563,644
   Lord Abbett Development Growth Fund                                                 14,049,344         10,361,780
Investment contracts at contract value                                                222,318,646        181,633,953
                                                                                ---------------------------------------
Total investments                                                                     756,525,993        691,615,878

Receivables:
   Interest                                                                                 4,105              8,202
   Employer contributions                                                               1,538,916          3,499,190
   Employee contributions                                                               1,336,691            977,802
   Other receivable                                                                     1,235,745          1,135,700
   Loans receivable from participants                                                  18,754,118         18,287,555
Cash and cash equivalents                                                               8,885,540          9,436,924
                                                                                ---------------------------------------
Total assets                                                                          788,281,108        724,961,251

Liabilities
Accrued interest payable                                                                  510,816            815,821
Debt obligations                                                                       10,810,918         17,266,048
Investment management fees payable                                                        138,820            196,841
                                                                                ---------------------------------------
Total liabilities                                                                      11,460,554         18,278,710
                                                                                ---------------------------------------
Net assets available for benefits                                                    $776,820,554       $706,682,541
                                                                                =======================================



See accompanying notes.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year ended June 30, 2003


Additions:
   Participants' contributions                                                              $  49,479,297
   Rollover contributions                                                                       4,725,082
   Company contributions                                                                        6,578,148
   Interest income                                                                              8,776,044
   Dividends                                                                                    4,265,470
   Transfers in                                                                                 2,685,025
                                                                                           ----------------
                                                                                               76,509,066
Deductions:
   Distributions to participants                                                               39,415,110
   Interest expense                                                                             1,837,453
   Administrative expenses and other                                                            1,196,930
                                                                                           ----------------
                                                                                               42,449,493

Net appreciation in fair value of investments                                                  36,078,440
                                                                                           ----------------
Net increase                                                                                   70,138,013

Net assets available for benefits at beginning of year                                        706,682,541
                                                                                           ----------------
Net assets available for benefits at end of year                                             $776,820,554
                                                                                           ================


See accompanying notes.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                          Notes to Financial Statements

                                  June 30, 2003




1.  Significant Accounting Policies

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 640% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. Investment contracts (Fixed Income Fund) are contracts with insurance companies which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, ESOP fees, and other administrative expenses are shared by Becton, Dickinson and Company and the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of the Plan

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries (the "Company") are eligible for participation in the Plan on the first enrollment date coincident with or next following the completion of one year of eligibility service.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




2.  Description of the Plan (continued)

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to annual Internal Revenue Code limitations of $12,000 plus a catch-up contribution of $2,000 for participants age 50 and older for 2003 and $11,000 plus a catch-up contribution of $1,000 for participants age 50 and older for 2002.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to him exceeds the amount of after-tax dollars he has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in any combination of 1%.

The assets of the Fixed Income Fund are invested in contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts was 4.70% and 5.71% at June 30, 2003 and 2002, respectively. The crediting interest rates ranged from 1.24% to 8.08% at June 30, 2003 and 2.09% to 7.37% at June 30, 2002. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




2.  Description of the Plan (continued)

are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts. The contract value of the investment contracts, which approximate fair value, is approximately $222,318,646 and $181,633,953 at June 30, 2003 and 2002, respectively.

State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Flagship Fund, the MidCap Index Fund and the Becton, Dickinson and Company Common Stock Fund. Wells Fargo Nikko Investment Advisors is the investment manager of the Commingled Equity Fund, Lord Abbett is the investment manager of the Development Growth Fund, and Capital Guardian Trust Company is the investment manager of the International Equity Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Company implemented an Employee Stock Ownership Plan (ESOP) whereby the Becton, Dickinson and Company Preferred Stock Fund was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Over the past several years, preferred shares have accumulated in the trust in excess of the Company's matching obligation.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




2.  Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on years of service as follows:

          Full Years of Service               Percentage
-------------------------------------------------------------
Less than 2 years                                  0%
2 years but less than 3 years                     50%
3 years but less than 4 years                     75%
4 years or more                                  100%

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2003 and 2002 amounted to $7,923,428 and $236,100, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




3.  Investments

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Participant-directed:
   Becton, Dickinson and Company Common Stock                                     $20,132,661
   State Street Bank and Trust Company S&P 500
     Flagship Fund Series A                                                           326,594
   State Street Bank and Trust Company MidCap Index Fund
     Series A                                                                        (661,611)
   Wells Fargo Nikko Investment Advisors Commingled Equity
     Fund                                                                           1,291,533
   Cap Guardian International Equity Fund                                            (270,605)
   Lord Abbett Development Growth Fund                                               (289,432)

Non-participant directed:
   Becton, Dickinson and Company Series B ESOP
     Convertible Preferred Stock                                                   15,549,300
                                                                                ---------------
                                                                                  $36,078,440
                                                                                ===============

Information about the significant components of the changes in net assets related to the non-participant directed investment, Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock, is as follows:

Contributions                                                                    $  6,577,022
Interest and dividends                                                              2,404,806
Net realized and unrealized appreciation in fair value                             15,549,300
Distribution to participants                                                       (4,473,215)
Loan withdrawals                                                                     (353,473)
Transfers between funds                                                            (8,596,034)
Interest expense                                                                   (1,837,453)
Expenses                                                                             (715,237)
Other                                                                              (1,729,208)
                                                                                ---------------
Total                                                                            $  6,826,508
                                                                                ===============

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 30, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended and a new determination letter has been requested but has not yet been received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.  Related Party Transactions

During the year ended June 30, 2003, the Plan purchased and distributed 658,867 shares and 998,577 shares, respectively, of the Company's common stock and recorded $1,884,511 in dividends on the common stock from the Company. In addition, the Plan purchased and distributed 570,226 shares and 636,206 shares, respectively, of the Series B ESOP convertible preferred stock of the Company and recorded $2,380,959 in dividends on the preferred stock from the Company.

6.  Employee Stock Ownership Plan (ESOP)

The Company maintains an Employee Stock Ownership Plan ("ESOP") as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. The allocated and unallocated shares at cost and market at June 30 were as follows:

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)




6.  Employee Stock Ownership Plan (ESOP) (continued)

                                             June 30, 2003                    June 30, 2002
                                       ----------------------------------------------------------------
                                           Allocated     Unallocated       Allocated      Unallocated
                                       ----------------------------------------------------------------
Becton, Dickinson and Company
 Series B ESOP Convertible
 Preferred Stock:
   Number of shares                          421,958         171,278         414,530          244,686
   Cost                                 $ 24,895,964     $10,105,409     $24,466,840      $14,442,123
   Market                               $104,915,744     $42,586,605     $91,395,754      $53,948,476

Over a 15 year period, the trust will repay the loan; and as the loan is gradually repaid, a portion of the preferred stock will be released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares will be released and available to be allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan is repaid) is not sufficient to fully match the participants' contributions, the remaining portion of the match will be made to the Company Common Stock Fund.

7.  Debt Obligations

In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which are due July 1, 2004, require semi-annual interest payments and annual principal payments. The aggregate annual maturities of the debt obligations during the years ended June 30, 2004 and 2005 are approximately as follows: 2004--$7,095,000 and 2005--$3,716,000.

8.  Transfers In

On April 1, 2003, the Gentest Corporation 401(k) Plan and the Clontech Laboratories, Inc. 401(k) Plan merged into the Plan. As a result of these mergers, $2,685,025 in net assets were transferred to the Plan.

                                                                 EIN: 22-0760120
                                                                 Plan #: 011

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                  June 30, 2003


                                                                                     Number            Contract
                Identity of Issue, Borrower, Lessor or Similar                      of Units          or Current
                     Party and Description of Investment                            or Shares            Value
---------------------------------------------------------------------------------------------------------------------
State Street Bank & Trust Company
*Becton, Dickinson and Company Common Stock                                         4,458,799        $173,224,341

State Street Bank & Trust Company
*Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock              593,236         147,502,349

State Street Bank & Trust Company
S&P 500 Flagship Fund Series A                                                      3,114,486         104,576,539

State Street Bank & Trust Company
S&P MidCap Index Fund Series A                                                     14,588,809          48,056,101

Wells Fargo Nikko Investment Advisors
Commingled Equity Fund                                                             13,911,205          34,390,812

State Street Bank & Trust Company
State Street Short-Term Investment Fund                                            17,297,687           2,163,881

State Street Bank & Trust Company
Cap Guardian International Equity Fund                                             13,118,848          10,243,980

State Street Bank & Trust Company
Lord Abbett Development Growth Fund                                                17,203,988          14,049,344

Allstate Life Insurance Company
GIC #GA/77156, at 3.67%                                                                                44,485,201

Bank of America NT & SA
GIC #01-025, termination date as specified by contract, at 5.00%                                       28,066,733

CDC Financial Production, Inc.
GIC #239-03, due 5/15/04 at 5.92%                                                                       4,834,918

Rabobank Nederland (IGT Jennison Int. G/C)
GIC # Box 01031 due at 8/12/03 at 4.42%                                                                13,671,745


* As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                                                                 EIN: 22-0760120
                                                                 Plan #: 011

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                        (Held at End of Year) (continued)

                                  June 30, 2003


                                                                                     Number            Contract
                Identity of Issue, Borrower, Lessor or Similar                      of Units          or Current
                     Party and Description of Investment                            or Shares            Value
---------------------------------------------------------------------------------------------------------------------
JP Morgan Chase Bank
GIC #ABECTON1, at 5.57%                                                                             $  21,380,312

John Hancock Mutual Life Insurance Company
GIC #14973, at 5.98%                                                                                   10,292,093

Rabobank Nederland (IGT BIKRK Int GIC)
BDX010302, due 8/12/03 at 4.15%                                                                        15,035,413

UBS AG
GIC #5070, termination date as specified by contract, at 1.24%                                          2,553,888

Monumental Life Insurance Company
#MDA00091TR, termination date as specified by contract, at 8.08%                                       24,584,882

Security Life of Denver Insurance Company
GIC FR #108GIC, due 9/28/02, at 1.68%                                                                   5,122,750

State Street Bank (IGT Invesco Short-Term Bond)
GIC #103054, at 7.41%                                                                                  10,162,361

UBS AG
GIC #512, at 2.68%                                                                                     33,091,345

Business Men's Assurance - MBIA
GIC #1324, due 11/03/03, at 5.48%                                                                       5,177,757

Jackson National Life Insurance Company
GIC #1261, due 3/18/04, at 6.05%                                                                        3,859,248
                                                                                               ----------------------
Total investments                                                                                     756,525,993

Loans receivable from participants (original loan amounts ranging from $1,000 to
   $50,000 bearing interest at rates ranging from 7% to 11.5%)
                                                                                                       18,754,118
                                                                                               ----------------------
                                                                                                     $775,280,111
                                                                                               ======================

                                   SIGNATURES

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                        Becton, Dickinson and Company
                                          Savings Incentive Plan

                                           /s/ Gerald Caporicci
                                        --------------------------
                                              GERALD CAPORICCI
                                       MEMBER, SAVINGS INCENTIVE PLAN
                                                 COMMITTEE
Date: December 18, 2003

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION                             METHOD OF FILING
------                  -----------                             ----------------
 23                     Consent of Independent Auditors         Filed with this report